Filed pursuant to Rule 424(b)(3)

Registration No. 333-202279

GRANT PARK FUTURES FUND

LIMITED PARTNERSHIP

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Supplement dated July 13, 2017
to
Prospectus and Disclosure Document
dated May 15, 2017

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This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus and Disclosure Document of the Grant Park Futures Fund Limited Partnership dated MAY 15, 2017, and should be read together therewith.

You should carefully consider the “Risk Factors” beginning on page 20 of the Prospectus before you decide to invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The Commodity Futures Trading Commission has not passed upon the merits of participating in this pool nor has the Commission passed on the adequacy or accuracy of this Disclosure Document supplement.

MANAGEMENT’s DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This supplement revises and replaces the first paragraph on page 67 of the Prospectus in its entirety under the heading “Critical Accounting Policies” as follows:

Grant Park’s most significant accounting policy is the valuation of its assets invested in U.S. and international futures and forward contracts, options contracts, swap transactions, other interests in commodities, mutual funds and fixed income products. The majority of these investments are exchange‑traded contracts, valued based upon exchange settlement prices. The remainder of its investments are non‑ exchange‑traded contracts with valuation of those investments based on quoted forward spot prices, swap transactions with the valuation based on daily price reporting from the swap counterparty, and fixed income products, including securities of U.S. Government‑sponsored enterprises, corporate bonds and commercial paper, which are stated at cost plus accrued interest, which approximates fair value based on quoted market prices in an active market. With the valuation of the investments easily obtained, there is little or no judgment or uncertainty involved in the valuation of investments, and accordingly, it is unlikely that materially different amounts would be reported under different conditions using different but reasonably plausible assumptions.

MANAGEMENT’s DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This supplement revises and replaces the third paragraph on page 73 of the Prospectus in its entirety under the heading “Liquidity” as follows:

Grant Park maintains a portion of its assets at its clearing brokers as well as at Lake Forest Bank & Trust Company. These assets, which may range from 5% to 35% of Grant Park’s value, are held in cash, U.S. Treasury securities and/or securities of Government‑sponsored enterprises. The balance of Grant Park’s assets, which range from 65% to 95%, are invested in investment grade money market instruments purchased and managed by Middleton Dickinson Capital Management, LLC which are held in a separate account in the name of GP Cash Management, LLC and custodied at State Street Bank and Trust Company or are invested in mutual funds. Violent fluctuations in prevailing interest rates or changes in other economic conditions could cause mark‑to‑market losses on Grant Park’s cash management income.

CONFLICTS OF INTEREST

This supplement adds the following paragraph after the second paragraph on page 82 of the Prospectus under the heading “CONFLICTS OF INTEREST ” as follows:

Investment in Affiliated Investment Companies

Grant Park intends to invest up to $10 million of its cash balances currently held in its cash management trading company in Class I shares of the Grant Park Absolute Return Fund (“GPARF”).  GPARF is one among several series of Northern Lights Fund Trust, a Delaware statutory trust organized on January 19, 2005.  The Trust is registered under the Investment Company Act of 1940 as an open-ended mutual fund.  The general partner is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, and acts as investment adviser to GPARF.  RCM, which is also one of Grant Park’s trading advisors, acts as sub-adviser to GPARF.  Background information on RCM  and its principals can be found on page 55. GPARF’s investment objective is to allocate its assets between two independent, underlying strategies: an investment growth strategy and a fixed income strategy.  The general partner will credit the dollar amount of any fees it earns as investment adviser of GPARF with respect to Grant Park’s assets invested in GPARF towards the portion of Grant Park’s brokerage charge retained by the general partner

This supplement revises and replaces the paragraph on page 83 of the Prospectus in its entirety under the heading “Other Activities of the General Partner” as follows:

The general partner may engage from time to time in other activities in the normal course of business, including acting as general partner to other similar partnerships including the Global Diversified Managed Futures Fund Limited Partnership. The general partner is registered as an investment adviser with the SEC under the Investment Advisers Act of

1940 and acts as investment advisor to multiple mutual funds registered under the Investment Company Act of 1940, including GPARF, the Grant Park Managed Futures Strategy Fund, the Grant Park Multi Alternative Strategies Fund and the Grant Park Fixed Income Fund.. As discussed above, Grant Park intends to invest up to $10 million of its cash balances currently held in its cash management trading company in GPARF.  Because of these other activities, the general partner’s full efforts will not be devoted to Grant Park. These activities and the associated relationships may create conflicts of interest with respect to the allocation of the general partner’s resources to Grant Park. The general partner, however, intends to devote sufficient time in the general partner’s opinion to Grant Park’s activities to properly manage Grant Park consistent with its fiduciary duties.